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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852

                                                    Re.: Significant Information

Dear Sirs,

In compliance with the provisions set forth by your regulations, we are writing to you in order to inform that Banco de Galicia y Buenos Aires S.A. has informed us that it has submitted the letter enclosed herein as Exhibit 99.1 to the Buenos Aires Stock Exchange.

Yours faithfully,

                                PABLO E. FIRVIDA
                          In charge of Market Relations
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO FINANCIERO GALICIA S.A.
                                                  (Registrant)


Date: February 9, 2007                            By:    /s/Antonio Garces
                                                         -----------------------
                                                  Name:  Antonio Garces
                                                  Title: Chief Executive Officer
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                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit   Description
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99.1      Letter submitted by Banco Galicia y Buenos Aires S.A. to the Buenos
          Aires Stock Exchange, dated February 7, 2007.